LEAD INVESTOR



Ricardo Weder

I decided to lead the investment of WoS based on the extraordinary experience of the founders in the industry and their proven skills in their previous ventures. Having a vast experience in 15 countries in LATAM I can see the size of the opportunity and the problem Wos will solve. Professional live clasess and applying computer vision to support the users will improve their engagment and frecuency and also the users results. It´s clear that applying the learnings from their previous ventures is paying off with great initial traction and metrics.

Invested $10,000 this round